UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VCI Global Limited
(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G98218103

(CUSIP Number)

Jeffrey Tirman

c/o Abri Advisors Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98218103	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abri Advisors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,066,667(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,066,667(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,667(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.47%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Ordinary Shares are held directly by Abri Advisors Ltd., a Bermuda company. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman and, in such capacity, exercises the sole voting and investment power over the Ordinary Shares of the Issuer held by Abri Advisors Ltd.

(2)

Based on an aggregate of 11,263,518 Ordinary Shares issued and outstanding as confirmed by the Issuer on December 5, 2024. Upon request of the SEC Staff, the Reporting Person will make available the written confirmation of such issued and outstanding number of Ordinary Shares.

CUSIP No. G98218103	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Tirman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,066,667(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,066,667(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,667(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.47%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Ordinary Shares are held directly by Abri Advisors Ltd. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman and, in such capacity, exercises the sole voting and investment power over the Ordinary Shares of the Issuer held by Abri Advisors Ltd.

(2)

Based on an aggregate of 11,263,518 Ordinary Shares issued and outstanding as confirmed by the Issuer on December 5, 2024. Upon request of the SEC Staff, the Reporting Person will make available the written confirmation of such issued and outstanding number of Ordinary Shares.

CUSIP No. G98218103	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

VCI Global Limited (the “Issuer”)

(b)	Address of Issuer’s principal executive offices

The Issuer is a corporation organized under the laws of the British Virgin Islands with principal executive offices at BO3-C-8 Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur.

Item 2.

(a)	Name of persons filing

This Schedule 13G is being jointly filed by Abri Advisors Ltd., a Bermuda company (“Abri Advisors”) and Jeffrey Tirman (“Mr. Tirman” and, together with Abri Advisors, collectively, the “Reporting Persons”).

Abri Advisors is beneficially owned and controlled by Mr. Tirman and, in such capacity, exercises the sole voting and investment power over the Ordinary Shares of the Company held by Abri Advisors.

(b)	Address or principal business office or, if none, residence

Abri Advisors Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

Jeffrey Tirman

c/o Abri Advisors Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(c)	Citizenship

Abri Advisors is a Bermuda company. Mr. Tirman is a citizen of Switzerland.

(d)	Title of class of securities

Ordinary shares, no par value per share (the “Ordinary Shares”).

(e)	CUSIP No.

G98218103

CUSIP No. G98218103	13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,066,667 Shares

(b)	Percent of class: 9.47%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,066,667 Shares

	(ii)	Shared power to vote or to direct the vote: 0 Shares

	(iii)	Sole power to dispose or to direct the disposition of 1,066,667 Shares

	(iv)	Shared power to dispose or to direct the disposition of 0 Shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G98218103	13G	Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abri Advisors Ltd.

12/5/2024
Date

/s/ Jeffrey Tirman
Name: Jeffrey Tirman
Title: President

Jeffrey Tirman

/s/ Jeffrey Tirman
Name: Jeffrey Tirman

CUSIP No. G98218103	13G	Page 7 of 7 Pages

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement.